EXHIBIT 21.1

Subsidiaries
Satellite CD Radio, Inc.	State of Delaware
Sirius Asset Management Company LLC.	State of Delaware
Sirius Entertainment Promotions LLC.	State of Delaware
Spend LLC.	State of Maryland
Vernon Merger Corporation	State of Delaware
Earth Station Ecuador Cia. Ltda.	Quito, Ecuador